SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Guido Pickert

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann Tobias A. Heinrich White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Mai Federal Republic of Germany +49 69 29994 0	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of excerpts of a script and accompanying slides prepared for the 2016 Annual General Meeting of Aixtron SE (the “Company”) held on May 25, 2016, which refer to the proposed takeover offer by a newly-incorporated company that is indirectly controlled by Fujian Grand Chip Investment Fund LP (“Buyer”) for all of the issued and outstanding Ordinary Shares, nominal value €1 per share (“Ordinary Shares”) of the Company, including Ordinary Shares represented by American Depositary Shares.

2

EXCERPT FROM SCRIPT OF AIXTRON SE

ANNUAL GENERAL MEETING CALL HELD ON MAY 25, 2016

Additional information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE’s Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this communication, will govern the terms and conditions of the takeover offer.  Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.  In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this communication, unless the context otherwise requires, references to ‘‘AIXTRON”, “the AIXTRON Group’’, the ‘‘Group’’ or ‘‘the Company’’ are to AIXTRON SE and its consolidated subsidiaries. References to ‘‘Management’’ are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE’s future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE’s public filings with the SEC, including the “Risk Factors” section of AIXTRON SE’s Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE’s

3

Management and Supervisory Board.  These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

***

Mr. Martin Goetzeler, CEO:

Ladies and Gentlemen,
Dear Shareholders,

I would like to offer you — also on behalf of Dr. Bernd Schulte — a very warm welcome to this year’s Annual General Meeting of AIXTRON SE.

On Monday, we announced a crucial decision for AIXTRON and its shareholders.

The Supervisory Board and Executive Board welcome the intention on the part of Fujian Grand Chip Investment Funds to acquire a majority of the shares in AIXTRON SE via its German subsidiary Grand Chip Investment GmbH. We see this as representing a great opportunity for the company and its shareholders.

I imagine you will have already seen the media reports with details of the envisaged transaction. If you will allow me, I would like to briefly list the benefits before we turn to consider the past financial year:

•                  The offer is attractive and will strengthen AIXTRON.

•                  Fujian Grand Chip supports AIXTRON’s strategy of pressing ahead with research and development, promoting the development of new products, bringing these to market, and extending the portfolio — all to the benefit of our customers and employees.

•                  The transaction offers us a long-term perspective for achieving our targets in all of our technology fields.

•                  The AIXTRON Group’s R&D competence and existing technologies will remain at the current technology centers.

•                  The AIXTRON Group will further strengthen and protect its IP portfolio, which will remain at AIXTRON in Germany, and will work on further developing its technologies.

•                  The legal and financial headquarters of AIXTRON SE will remain in Herzogenrath, Germany.

•                  The transaction is focused on growth, and not on cutting costs or staff.

•                  We will obtain significantly better access to growth markets and will be able to enhance AIXTRON’s competitiveness in China. That will benefit all locations.

•                  And, ladies and gentlemen, you as shareholders in AIXTRON will be offered EUR 6.00 per share in cash — a direct appreciation in the value of the shares — with a 50.7% premium on the average stock market price in the three months preceding the announcement.

4

We will address this transaction during the debate later in the meeting. I will begin now by reporting on the 2015 financial year.

***

2.              Further boosting our research & development

We backed up our words at last year’s Annual General Meeting with actions and pressed consistently ahead with R&D projects in our various product segments. Overall, we invested more than EUR 55 million in R&D in 2015, with more than half of this sum being channeled into our forward-looking business fields of OLED, III/V on silicon, carbon nanotubes and power semiconductors. I would like to stress here that we manage these outlays very deliberately and always with a view to accessing new market opportunities for AIXTRON. The entry of an investor with strong financial resources, such as Grand Chip Investment, which is clearly committed to further developing our product roadmaps and upholding our strategy, would enable us to press ahead at full steam with this strategic approach.

***

Allow me to summarize all this information. In the second half of 2015, we showed that it is possible for AIXTRON to post a positive performance with its promising product and technology portfolio. However, revenue volumes were still not satisfactory and no improvement is in sight in the near future. Despite the difficult current market climate we nevertheless also face attractive opportunities, especially in our forward-looking business fields, and we aim to exploit these to generate long-term growth.

Past experience shows, however, that the market launch of new technologies accompanied by ongoing investment requirements can also be affected by delays. Here, we have to address the question of how larger R&D projects in particular can be financed. The answer may involve adjusting the portfolio or cutting costs — and these are options which neither the Supervisory Board nor we on the Management Board would prefer.

With the support of an investor with strong capital resources, such as Fujian Grand Chip, the answer to this question could be far easier. This way, we could bring our entire technology portfolio to market maturity and obtain improved access to core growth markets for semiconductors, especially China. That is why the decision you reach concerning the offer received from Fujian Grand Chip is of such great significance for AIXTRON’s future.

On behalf of Dr. Schulte and myself, I would like to take this opportunity to thank the members of the Supervisory Board for their active support of our strategy and our work. I owe a special thank you of course to our employees and employee representatives, who work day in, day out with great dedication to the benefit of our company. Only this way was it possible for us to reach further milestones in the past year.

5

19th Ordinary General Meeting May 25, 2016 – Hotel Pullman Aachen Quellenhof, Aachen 19th ORDINARY GENERAL MEETING 1 May 25, 2016 Pullman Aachen Quellenhof

Disclaimer Additional information This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE has not commenced. The terms and conditions of the takeover offer will be published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) will be made only pursuant to the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once Grand Chip Investment GmbH has obtained the necessary permission from BaFin, the offer document and related offer materials will be published in Germany and also filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO at the time the takeover offer is commenced. AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE’s Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer will, among other things, be published on the internet at www.grandchip-aixtron.com. Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction. The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/ Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board’s statement pursuant to Sec. 27 WpÜG will contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, will govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. In addition, Grand Chip Investment GmbH’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com. In this presentation, unless the context otherwise requires, references to ‘‘AIXTRON”, “the AIXTRON Group’’, the ‘‘Group’’ or ‘‘the Company’’ are to AIXTRON SE and its consolidated subsidiaries. References to ‘‘Management’’ are to the Executive Board of AIXTRON SE. Cautionary statement regarding forward-looking statements This document contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE’s future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE’s public filings with the SEC, including the “Risk Factors” section of AIXTRON SE’s Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE’s Management and Supervisory Board. These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Planned takeover by Fujian Grand Chip 19th ORDINARY GENERAL MEETING 3 Chinese investor Fujian Grand Chip Investment Fund LP (FGC) will launch a voluntary public takeover offer through its indirect German subsidiary Grand Chip Investment GmbH (GCI) for AIXTRON1 SE Voluntary public takeover offer will be for all of AIXTRON’s outstanding shares - including shares represented by American depository shares (“ADS”) Shareholders will be offered 6.00 Euros in cash per AIXTRON share valuing AIXTRON at approximately 670 million Euros The offer reflects a 50.7% premium to three month volume weighted average share price prior to announcement AIXTRON and FGC view the transaction as an opportunity to grow and to expand the company and its workforce - the transaction is not directed towards cost or staff reductions R&D competency & technologies will be maintained at AIXTRON’s existing technology centers May 25, 2016 Pullman Aachen Quellenhof

Planned takeover by Fujian Grand Chip 19th ORDINARY GENERAL MEETING 4 AIXTRON shall further strengthen its technology and IP portfolio, which shall remain vested with AIXTRON AIXTRON’s legal domicile and headquarters will remain in Herzogenrath, Germany Executive and Supervisory Board support the transaction AIXTRON’s customers will benefit from further enhancement of strong product portfolio and customer support May 25, 2016 Pullman Aachen Quellenhof

AIXTRON SE Dornkaulstr. 2 52134 Herzogenrath Germany Phone +49 (2407) 9030-0 Fax +49 (2407) 9030-40 E-Mail invest@aixtron.com 5 Thank you for your attention! 19th ORDINARY GENERAL MEETING May 25, 2016 Pullman Aachen Quellenhof